UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER           0-16751
CUSIP NUMBER            67019U101

(Check One): [X] Form 10-K   [ ] Form 20-F   [ ] Form  11-K    [ ] Form 10-Q
             [ ] Form N-SAR


For Period Ended:  December 31, 2002
                   -----------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NTELOS Inc.
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Full Name of Registrant

401 Spring Lane, Suite 300, P.O. Box 1990
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Address of Principal Executive Office (Street and Number)

Waynesboro, Virginia 22980
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         On March 4, 2003, NTELOS Inc. (the "Company") and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division for reorganization under Chapter 11 of the United States Bankruptcy Code. Due to the timing of such filing and the workload of personnel involved with such filing, the Company is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 within the prescribed time period without unreasonable effort and expense. The Company will file its Annual Report on Form 10-K on or before April 15, 2003.

PART IV -- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification


Michael B. Moneymaker                 (540)                 946-3531
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           (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                   NTELOS Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2003                  By: /s/  Michael B. Moneymaker
       --------------                      -------------------------------------
                                           Senior Vice President and Chief
                                           Financial Officer, Treasurer and
                                           Secretary